June 2, 2003



The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel unveils Fiscal 2003-2005 Consolidated Midterm Business Plan "

Thank you for your assistance in handling it as required.

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

6/19

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Kobe Steel unveils Fiscal 2003-2005 Consolidated Midterm Business Plan

TOKYO (June 2, 2003) – Kobe Steel, Ltd. announced today its consolidated midterm business plan covering fiscal years 2003 to 2005 (ending March 2006).

Vision of the Kobe Steel Group

On the threshold of its 100th anniversary, Kobe Steel aims to contribute to society in the coming century through its materials business (steel, welding, aluminum, and copper); the independent power producer (IPP) business; and the machinery business (industrial machinery, construction equipment, environmental solutions, and plant engineering). Recognized as a quality manufacturer, Kobe Steel endeavors to supply products, services and technologies of high renown throughout the world.

I. Goals of the Midterm Plan

Strengthen the profitability, performance, and business foundation of the Company by fiscal 2005.

Consolidated Financial Targets (in billions of yen)

	FY2002	FY2003	FY2005
Sales	1,204.7	1,190.0	1,250.0
Operating income	81.0	91.0	125.0
Ordinary income*	35.4	43.0	80.0
Net income	1.7	14.0	36.0
Total assets	1,902.6	1,900.0	1,800.0
Debt (interest-bearing liabilities)	895.8	829.0	640.0
(Debt, including IPP project finance	966.3	965.0	780.0)
Cash flow		3-year cumulative total: 250.0	
Ratio of ordinary income to sales	2.9%	3.6%	6.4%
Return on assets	3.4%	3.7%	6.0%
Debt-to-equity ratio	3.1	2.7	1.7
(D/E ratio including IPP project finance	3.3	3.1	2.1)

(* also called pretax recurring profit)

By achieving these targets, Kobe Steel aims to raise its credit rating to A or higher under the rating scales used by Japanese credit rating companies by fiscal 2005 and make a complete recovery to the direct financial markets by the same fiscal year.

III. Midterm Plan by Business Segment

Consolidated Sales & Ordinary Income Targets (in billions of yen)

Segment		FY2002	FY2003	FY2005
Iron & Steel	Sales	523.4	530.0	570.0
	Ordinary Income	20.5	27.0	50.0
Aluminum & Copper	Sales	248.0	245.0	250.0
	Ordinary Income	3.8	5.0	8.0
Machinery	Sales	373.5	355.0	380.0
	Ordinary Income	1.0	2.0	12.0
Other Businesses	Sales	59.8	60.0	50.0
	Ordinary Income	10.1	9.0	10.0
Total	Sales	1,204.7	1,190.0	1,250.0
	Ordinary Income	35.4	43.0	80.0

Iron & Steel segment includes Iron & Steel, Welding, and IPP.
Machinery segment includes Industrial Machinery, Construction Machinery, and Environmental Solutions.
Other Businesses segment includes Real Estate.

Targets for Return on Assets

(in percentages)	FY2002	FY2003	FY2005
Iron & Steel	4.0	4.5	7.0
Aluminum & Copper	3.7	3.9	5.0
Machinery	0.9	1.5	4.0
Other Businesses	3.9	3.7	4.0
Total	3.4	3.7	6.0

(ROA: ordinary income plus interest expense divided by total assets)

1. Iron & Steel Segment

■ Iron & Steel

- Aim to be an "indispensable supplier to customers" by increasing the proportion of distinctive, value-added products, such as specialty steel wire rod and bar, high strength steel, and residual stress controlled TMCP steel plate ("Hizumiless"). Production takes place at two nearby steelworks under unified operations with thorough cost reductions.

- Implement and enhance the alliances with Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.

- Strengthen the business foundation of the titanium business.

■ Independent Power Producer

Maintain high, stable profitability in the wholesale electricity supply business through the combined operation of the two power plants. (The commercial start-up of the No. 2 Power Plant is scheduled to begin in April 2004. The No. 1 Power Plant is already in operation.)

■ Welding

Maximize the benefits of the alliance with JFE and further solidify its position as Japan's top manufacturer of welding consumables. Kobe Steel also intends to strengthen its overseas operations in China and North, Central and South America.

Factors to Improve Ordinary Income (in billions of yen)

Ordinary income	+45.0	35.4 bln yen in FY2002 to 80 bln yen in FY2005
Raw material cost increases	(10.0)	
Cost increases	(10.0)	Lifting of emergency measures
Cost decreases	+40.0	Variable costs: 22 bln, fixed costs: 18 bln yen
Group companies	+18.0	Higher profits from IPP, construction machinery and other group companies
Price & product mix	+7.0	Price increases, more value-added products

(Figures in parentheses denote minuses.)

II. Major Measures

1. Create and expand sales of distinctive products

- Continue and create "Only One, Number One," distinctive and value-added products, services and technologies of excellence in quality and cost performance.

- Increase sales of distinctive, value-added products 10% in the three main segments of Iron & Steel, Aluminum & Copper, and Machinery to comprise over 40% of total sales by fiscal 2005, in comparison to fiscal 2002.

2. Further advance alliances

- Deepen current alliances and increase benefits from the alliances. Also, promote alliances that contribute to higher profitability in the Company's core businesses.

3. Responding to the global market

- Make effective use of current alliances to meet customers' global procurement requirements.
  Build new supply systems, including independently developed systems bases on market characteristics.

4. Reduce costs and undertake investments to improve competitiveness

- Achieve cost reductions of 40 billion yen (non-consolidated) during the 3-year period.

- Allocate 100 billion yen (on a non-consolidated basis) for the three-year period to improve the competitiveness of distinctive, value-added products and to continue the stable operation of facilities. (Amount in preceding 3 years was 70 billion yen.)

- Invest in research and development to commercialize distinctive, value-added products.

5. Measures to improve corporate governance

- Review the management structure.
- Establish and implement compliance systems.
- Promote environmental management in the Kobe Steel Group.
- Reform employee evaluation and compensation.

2. Aluminum & Copper Segment

- Further shift to distinctive, value-added products for the automotive and electronic markets.

- Meet the global market.

  Automotive materials: Alliance with Alcoa; independent entry into the U.S. market for aluminum forgings.

  Copper sheet: Technical tie-ups in the Americas and Europe.

3. Machinery Segment

- Channel management resources into the compressor business. Focus on expanding applications in the energy field and on increasing overseas sales.

- Maximize the benefits of merging the crusher business into a joint venture with Kawasaki Heavy Industries, Ltd.

- Achieve rapid market entry and integration benefits in the environmental business through the launching of Kobelco Eco-Solutions Co., Ltd. in October 2003.

- Promote the commercial application of Itmk3, a new ironmaking technology.

Construction Machinery

- Meet the global market and start joint procurement of parts through the alliance with CNH Global N.V.

- Expand business in China to meet increasing demand.

4. Other Businesses Segment

■ Real Estate

Maintain stable profits through stronger marketing and increasing business in the Tokyo metropolitan area.

■ Other Products

Increase manufacturing and marketing of target material for LCDs, superconducting magnets and wires, and artificial hip joints.

###

Media Contact:
Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

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